1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
HARRY S. PANGAS harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax
May 29, 2025
VIA EDGAR
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549
Attn: Anu Dubey

RE:      MSC Income Fund, Inc. —
Preliminary Proxy Statement on Schedule 14A (File No. 814-00939), filed on May 21,
2025 (the “Preliminary Proxy Statement”)

Dear Ms. Dubey:

On behalf of MSC Income Fund, Inc. (the “Company”), set forth below is the Company’s response to the verbal comment provided by the Staff of the Division of Investment Management (the
“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company’s legal counsel on
May 27, 2025 with respect to the Preliminary Proxy Statement. The Staff’s comment is set forth below and is followed by the Company’s response. As indicated, the Company intends to include revised disclosure in the Definitive Proxy Statement on Schedule 14A to be filed by the Company with the SEC.
Capitalized terms used in this letter and not otherwise defined shall have the meanings specified in the
Preliminary Proxy Statement.
1.Comment: Because the solicitation being made by the Company relates to the annual meeting of the Company’s stockholders at which the Company’s directors are being elected, please add the disclosure required by Item 9 of Schedule 14A.
Response: The Company undertakes to include in the Definitive Proxy Statement the disclosure required by Item 9 of Schedule 14A.
***

May 29, 2025

If you have any questions, please feel free to contact the undersigned by telephone at
202.261.3466 (or by email at harry.pangas@dechert.com) or Clay Douglas by telephone at 202.261.3326
(or by email at clay.douglas@dechert.com).

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:Dwayne L. Hyzak, MSC Income Fund, Inc.
Jason B. Beauvais, Esq., MSC Income Fund, Inc.
Cory E. Gilbert, MSC Income Fund, Inc.
Clay Douglas, Esq., Dechert LLP